Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

The Cash Store Financial Services Inc.

15511-123 Avenue

Edmonton, AB

T5V 0C3

Item 2	Date of Material Change

May 13, 2013

Item 3	News Release

The press release in the form of Schedule A attached hereto was disseminated on May 13, 2013 via CNW News Service.

Item 4	Summary of Material Change

The Cash Store Financial Services Inc. to file Amended Financial Statements to Correct its Accrual for BC Class Action Settlement Costs.

5.1	Full Description of Material Change

See Schedule A attached.

5.2	Disclosure for Restructuring Transactions

Not Applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7	Omitted Information

Not Applicable

Item 8	Executive Officer

Gordon Reykdal, Chairman and CEO, at 780-408-5118, or

Craig Warnock, Chief Financial Officer, at 780-732-5683

Item 9	Date of Report

May 13, 2013

Schedule A

News Release

May 13, 2013

The Cash Store Financial Services Inc. to file Amended Financial Statements to Correct its Accrual for BC Class Action Settlement Costs

EDMONTON, May 13, 2013 / CNW / - The Cash Store Financial Services Inc. ("Cash Store Financial" or the "Company") (TSX: CSF; NYSE: CSFS) today announced that it will restate the previously issued consolidated financial statements for the years ended September 30, 2012; September 30, 2011 and the fifteen month period ended September 30, 2010. The Company will also restate the December 31, 2011; March 31, 2012; June 30, 2012 and December 31, 2012 unaudited interim consolidated financial statements.

As disclosed by the Company on May 8, 2013, the release of the financial statements for the three and six month periods ended March 31, 2013 was delayed due to a recently identified increase to the British Columbia class action lawsuit settlement accrual which resulted in an increase in expense of $8.2 million. The Company has since determined that the adjustment was caused by a misunderstanding of the settlement terms and conditions which resulted in the application of the incorrect accounting principle to report the liability as at September 30, 2010. The correction of this error is not related to the Special Investigation initiated by the Special Committee of the Board.

The correction of the error effective from September 30, 2010 will result in the maximum exposure of $18.8 million being expensed.  The maximum amount of the potential liability was first disclosed in the notes to the financial statements in March 2010, and disclosed thereafter in the annual and quarterly financial statements. The maximum potential exposure consists of approximately $6.2 million in cash, which was paid to the Settlement Administrator in 2011, approximately $6.2 million in credit vouchers, and $6.4 million in legal fees, which was paid to the plaintiff's counsel in 2010. After cash and credit vouchers have been disbursed by the Settlement Administrator, the remaining accrual for unclaimed credit vouchers as of March 31, 2013 is approximately $5.3 million. The Company will revise its accrual for unclaimed cash and vouchers to the extent that the applicable de-recognition criteria have been met which is expected to occur in late fiscal 2014.

The correction had no impact on total revenues, operating margin, or cash position and had no impact on compliance with debt covenants in any periods presented.

To address these matters, the Company expects to file amendments to its previously issued financial statements and MD&A for the years ended September 30, 2012; September 30, 2011; the fifteen-month period ended September 30, 2010 as well as the December 31, 2011; March 31, 2012; June 30, 2012 and December 31, 2012 interim periods. These financial statements and MD&A should not be relied upon until such time as the Company files its restated financial statements.

The decision to restate prior financial statements and MD&A based on these matters was made by the Company’s Board of Directors, upon the recommendation of management and the Audit Committee. In connection with this matter, the Company has re-evaluated its conclusions regarding the effectiveness of its internal control over financial reporting for the affected periods and determined that a material weakness existed. As a result of the material weakness, the Company has now concluded that such controls were ineffective. Accordingly, the Company will restate its disclosures to include the identification of a material weakness related to the restatements.

About Cash Store Financial

Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates 513 branches across Canada under the banners "Cash Store Financial", "Instaloans" and "The Title Store". Cash Store Financial also operates 25 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the "Freedom" card) and a prepaid credit card (the "Freedom MasterCard") as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 1,900 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

For further information, please contact:

Gordon Reykdal, Chairman and CEO, at 780-408-5118, or

Craig Warnock, Chief Financial Officer, at 780-732-5683

Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information". Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition, as well as initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "estimates", "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular, this news release contains forward-looking information with respect to our goals and strategic priorities, introduction of products, share repurchase initiatives, branch openings and competition, as well as initiatives to grow revenue or reduce retention payments.  Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading "Risk Factors" in our Annual MD&A, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.  All material assumptions used in providing forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking information, including without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.